Exhibit 99.1

Financial News

CIBC Declares Dividends

Toronto, ON – May 29, 2014 – CIBC (TSX: CM; NYSE: CM) announced today that its board of directors declared a dividend of $1.00 per share on common shares for the quarter ending July 31, 2014 payable on July 28, 2014 to shareholders of record at the close of business on June 27, 2014.

Class A Preferred Shares

The board of directors also declared the following dividends per share:

For the quarter ending July 31, 2014 payable on July 28, 2014 to shareholders of record at the close of business on June 27, 2014:

Series 26 - $0.359375

Series 27 - $0.350000

Series 29 - $0.337500

Series 33 - $0.334375

Series 37 - $0.406250

About CIBC

CIBC is a leading Canadian-based global financial institution with nearly 11 million personal banking and business clients. Through our three major business units – Retail and Business Banking, Wealth Management and Wholesale Banking – CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com